EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar Amounts in Thousands)

	Six Months Ended June 30,			Year Ended December 31,
	Proforma 2003	2003	2002	Proforma 2002	2002	2001	2000	1999	1998
Net Income	$17,771	$28,157	$14,082	$38,966	$26,237	$53,171	$28,749	$19,105	$(19,034)
Cumulative effect of accounting change	—	(12,324)	—	—	—	1,522	—	—	—
Provision for Income taxes	12,179	10,889	9,034	24,977	16,732	34,388	16,765	5,332	(7,075)
Fixed charges (see below)	16,264	11,241	10,881	32,857	21,994	20,707	19,806	18,588	11,971
Interest capitalized	(2,411)	(856)	(1,381)	(6,067)	(2,387)	(3,145)	(3,818)	(3,592)	(3,056)

Total adjusted earnings available for payment of fixed charges	$43,803	$37,107	$32,616	$90,733	$62,576	$106,643	$61,502	$39,433	$(17,194)

Ratio of earnings to fixed charges	2.7	3.3	3.0	2.8	2.9	5.2	3.1	2.1	— (1)
Fixed Charges
Interest expense	$13,491	$10,194	$9,418	$26,167	$19,377	$17,411	$15,885	$14,912	$8,828
Interest capitalized	2,411	856	1,381	6,067	2,387	3,145	3,818	3,592	3,056
Rental expense representative of interest factor	362	191	82	623	230	151	103	84	87

Total fixed charges	$16,264	$11,241	$10,881	$32,857	$21,994	$20,707	$19,806	$18,588	$11,971

(1)	In the year ended December 31, 1998, total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $29,165,000.